EXHIBIT 99.1

Flora Growth Corp. Announces $5 Million

Share Repurchase Program

FORT LAUDERDALE, FLORIDA, TORONTO, ONTARIO – June 16, 2022 – Flora Growth Corp. (NASDAQ: FLGC) (the “Company” or “Flora”) a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, today announced that the Company’s Board of Directors (the “Board”) has authorized the repurchase of up to $5 million of its outstanding common shares as market conditions and the Company’s liquidity warrant.

“We believe that the potential to repurchase our shares at these levels represents a compelling opportunity to deploy available cash to drive shareholder value,” said Luis Merchan, Flora’s Chairman and CEO. The Board believes that the decline in the market price of the Company’s shares is largely attributable to the weakness of the broader financial market in general, and the cannabis sector in particular, coupled with the recent selling of several millions of shares by certain shareholders who acquired such shares prior to the Company’s IPO at a very low-cost basis and who had previously been subject to a one-year lockup period which expired in mid-May.

Merchan added, “Flora continues to move assertively to execute its growth plans while simultaneously improving gross profit margins and reducing corporate overhead expenses. We are confident in the Company’s short, medium and long-term growth prospects based on our strong in-market brand portfolio together with our cultivation and export capabilities and life sciences research. The repurchase program affords us the opportunity to increase our ownership in our portfolio of high-quality brands through our shares, which in our view are trading well below NAV.”

Repurchases may be made from time to time through open market purchases, privately negotiated transactions or by other means (including Rule 10b5-1 trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There can be no assurances how many shares, if any, the Company may repurchase and, in no event shall the Company repurchase more than five percent of the total number of issued and outstanding shares as of the date hereof.

About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands designed to deliver the most compelling customer experiences in the world, one community at a time. As the operator of one of the most extensive outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social media for more information.

Investor Relations Contact:

James Williams

ir@floragrowth.com

Public Relations Contact:

Cassandra Dowell

+1 (858) 221-8001

flora@cmwmedia.com

Forward-Looking Statements

This press release contains ‘‘forward-looking statements,’’ as defined by federal securities laws. Forward-looking statements reflect Flora’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Flora’s Annual Report on Form 20-F filed with the SEC on May 9, 2022, as such factors may be updated from time to time in Flora’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Flora’s filings with the SEC. While forward-looking statements reflect Flora’s good faith beliefs, they are not guarantees of future performance. Flora disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Flora (or to third parties making the forward-looking statements).

2